SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                            FORM 11-K



[ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                      Exchange Act of 1934

           For the fiscal year ended December 27, 2000

                               OR

[   ]   Transition Report Pursuant to Section 15(d) of the Securities
                      Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         VSE CORPORATION
                    EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         VSE Corporation
                     2550 Huntington Avenue
                   Alexandria, Virginia  22303


                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ---------------
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Financial Officer



VSE Corporation Employee ESOP/401(k) Plan

Financial statements
As of December 27, 2000 and 1999
Together with report of independent public accountants


Report of independent public accountants


To the Trustees of the
VSE Corporation Employee ESOP/401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan (the Plan) as of December 27, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 27, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's sponsor. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 27, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 27, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Vienna, Virginia
June 19, 2001

VSE Corporation Employee ESOP/401(k) Plan
Table of contents

Statements of net assets available for benefits
  As of December 27, 2000 and 1999. . . . . . . . . . . . . . 1

Statement of changes in net assets available for benefits
  For the year ended December 27, 2000. . . . . . . . . . . . 2

Notes to financial statements
  December 27, 2000 and 1999. . . . . . . . . . . . . . . . . 3

Schedule of assets held for investment purposes
  As of December 27, 2000 . . . . . . . . . . . . . . . . . . 9

Schedules omitted as not applicable
  As of and for the year ended December 27, 2000:
    Loans or fixed income obligations in default or
      classified as uncollectible
    Leases in default or classified as uncollectible
    Nonexempt transactions
    Reportable transactions
    Investment assets both acquired and disposed of within the plan year



VSE Corporation Employee ESOP/401(k) Plan

Statements of net assets available for benefits
As of December 27, 2000 and 1999
                                                       2000          1999
                                                       ----          ----
Assets

Cash, principally in interest-bearing accounts    $   228,537   $   209,600
Assets held for investment purposes:
  Investments at fair value                        17,044,259    19,009,065
  Investments at contract value                     3,101,741     3,288,947
  Participant loans                                   327,966       484,510
  Cash surrender value of life insurance policies       1,929        19,190
                                                  -----------   -----------
Total assets held for investment purposes          20,475,895    22,801,712

Receivables:
  Due from VSE                                              -       263,146
  Other receivables                                     9,026       130,891
                                                  -----------   -----------
Total receivables                                       9,026       394,037
                                                  -----------   -----------
Net assets available for benefits                 $20,713,458   $23,405,349
                                                  ===========   ===========

The accompanying notes are an integral part of these financial statements.

1

VSE Corporation Employee ESOP/401(k) Plan

Statement of changes in net assets available for benefits
For the year ended December 27, 2000

Additions:
  Contributions                                                 $ 2,623,532
  Income from investments-
    Interest                                                         33,102
    Dividends                                                     1,572,601
  Other additions                                                    18,937
                                                                -----------
                                                                  4,248,172
                                                                -----------
Deductions:
  Net realized/unrealized loss on investments                     3,767,983
  Decrease in cash surrender value of life insurance policies        17,260
  Other deductions                                                      197
  Distributions to participants                                   3,154,623
                                                                -----------
                                                                  6,940,063
                                                                -----------
Net decrease                                                     (2,691,891)

Net assets available for benefits:
  Beginning of period                                            23,405,349
                                                                -----------
  End of period                                                 $20,713,458
                                                                -----------

The accompanying notes are an integral part of this financial statement

2

VSE Corporation Employee ESOP/401(k) Plan


Notes to financial statements
December 27, 2000 and 1999

1. Description of the Plan:

General description

The VSE Corporation ESOP 401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company) in 1984. The Plan is a defined contribution plan and has an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees who are employees of the sponsor. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Internal Revenue Service (IRS) qualification

The IRS has determined and informed the Company by a letter dated November 20, 1998 that the Plan, as amended through July 14, 1998, is designed in accordance with Internal Revenue Code (the IRC) Section 401. The Plan Trustees (Trustees) believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. An ESOP is an employee stock ownership plan within the meaning of IRC Sections 401(a) and 4975(e)(7).

Plan administration

Putnam Investments (Putnam) serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily recordkeeping services for the Plan. Certain officers and/or employees of the Company serve as Trustees of the Plan.

Eligibility

Employees become eligible to participate in the Plan on the first day of the month following the date of hire. If the employee's first day of employment falls on the first day of the month (or on the first regular working day of the month), the employee will immediately be eligible to participate in the Plan.

Contributions

In 1999, the Company had the option to elect to make a contribution to the Plan principally for the purchase of Company stock on behalf of each participant based upon a percentage of each participant's compensation in the Plan year or other uniform formula. This practice was discontinued beginning April 1, 1999. This contribution was allocated to each participant's account on the last day of the Plan year (December 27) unless the employee returned a signed waiver of participation to the Trustees. The Company stock was purchased and is held by the Plan for the participants, and each participant is entitled to certain stockholder rights. For the plan year ended December 27, 1999, the Company

3

elected to make ESOP contributions equal to two percent of each participant's eligible compensation earned from January 1, 1999, through March 31, 1999, subject to Plan provisions.

Each participant with stock in the PAYSOP and/or ESOP accounts is entitled to exercise voting rights attributable to his or her account and is notified by the Plan Trustee prior to the time that such rights are to be exercised. If participants with stock in the PAYSOP and/or ESOP fail to exercise their voting rights, the Plan Trustees will vote this stock. For participants with stock in the 401(k), the Plan Trustees vote this stock.

Effective April 1, 1999, the Company added a Company matching 401(k) contribution, which replaced the Company ESOP contribution. The Company contributes 50 cents for each dollar of salary that a participant defers on the first five percent of salary. The Company makes a cash contribution for the match and this contribution is allocated to each eligible participant's account each pay period. The Company may change the matching contribution formula.

ESOP and Company matching 401(k) contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years. Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution were $140,791 and $111,596 for 2000 and 1999, respectively.

Participants may also elect to defer up to 18 percent of earnings into the Plan each pay period pursuant to Section 401(k) of the IRC. The maximum salary deferrals for 2000 and 1999 were $10,500 and $10,000, respectively, subject to Plan provisions and participation levels. The 401(k) Company match does not count towards the maximum salary deferral limits. These contributions are invested at the discretion of the participant, in any of the 11 separately managed funds under the Plan. Earnings are allocated in the same proportion that each participant's account bears to the total of all participants' accounts (not including Company stock accounts).

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Putnam funds are typically made in cash from liquidation of the participant's account and distributions of Company stock are typically made in Company stock. Participants with fractional shares or fewer than 100 shares are paid in cash. All other distributions of Company stock are made in stock.

The Plan permits a participant to borrow against the participant's respective 401(k) accounts subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the statements of net assets available for benefits as participant loans. Participants may apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship, in accordance with IRS regulations.

Ownership rights (vesting)

Participants are 100 percent vested in their 401(k) salary deferral contribu-tions and any Payroll-Based Stock Ownership Plan (PAYSOP) contributions. No contributions have been

4

made to the PAYSOP since 1986. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the subsection "Contributions" above.

Plan termination

In the event of Plan termination, each participant would be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2. Summary of significant accounting policies:

Basis of accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of the Plan's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments:

Investments

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan. Marketable securities, excluding Company stock and the Putnam Stable Value Fund, are valued at quoted market prices as of December 27, 2000 and 1999, or as of the closest preceding day on which a transaction occurred. Company stock is purchased in the over-the-counter market or from stockholders. The Putnam Stable Value Fund consists primarily of a diversified portfolio of fixed-income investments that provide a fixed rate of return for a specified time period. The assets of the Putnam Stable Value Fund are stated at contract value.

Dividends and realized capital gains are reinvested quarterly at fair market value.

Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the Plan year may be invested in life insurance. The Trustees sold the majority of these insurance policies to their respective policyholders in 1999 and 2000.

5

The following investments exceed five percent of net assets as of December 27,
2000 and 1999:
            Investment                                2000            1999
-----------------------------------------------       ----            ----
Putnam Voyager Fund                               $5,795,391      $7,094,867
Putnam Stable Value Fund                           3,101,741       3,288,947
VSE Corporation Common Stock                       2,930,703       4,152,172
The Putnam Fund for Growth and Income              2,243,402       2,171,496
The George Putnam Fund of Boston                   2,154,265       2,341,661
Putnam Global Growth Fund                          1,773,032       2,478,516

The Plan's investment in Company stock at December 27, 2000 and 1999, is presented in the following table:
                                                      2000            1999
                                                      ----            ----
Number of Shares                                     521,014         582,761
                                                  ==========      ==========
Cost                                              $3,433,482      $3,875,361
                                                  ==========      ==========
Market                                            $2,930,703      $4,152,172
                                                  ==========      ==========

Nonparticipant-directed investments

Nonparticipant-directed investments, held in the Plan as of December 27, 2000 and 1999, consisted entirely of VSE Corporation stock. These net assets, and changes are as follows:

                Net assets                            2000            1999
---------------------------------------------         ----            ----
VSE Corporation common stock                      $2,930,703      $4,152,172

                                                       For the year ended
                                                       December  27, 2000
                                                       ------------------
Changes in net assets:
  Net realized/unrealized loss on investments              $  827,523
  Distributions to participants                               393,946
                                                           ----------
                                                           $1,221,469
                                                           ==========

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds) by $3,767,983 as follows:

Mutual funds                                               $2,940,460
Common stock                                                  827,523
                                                           ----------
                                                           $3,767,983
                                                           ==========
6
Distributions to participants

In accordance with accounting principles generally accepted in the United
States, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The
following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit
Plan):
                                                              December 27
                                                         2000            1999
                                                         ----            ----
Net assets available for benefits per the financial
  statements                                          $20,713,458     $23,405,349
Amounts allocated to withdrawing participants            (357,477)         (1,635)
                                                      -----------     -----------
Net assets available for benefits per Form 5500       $20,355,981     $23,403,714
                                                      ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:
                                                          For the year ended
                                                          December  27, 2000
                                                          ------------------
Benefits paid to participants per the financial
  statements                                                   $3,154,623
Add  Amounts allocated to withdrawing participants
  at December 27, 2000                                            357,477
Less  Amounts allocated to withdrawing participants
  at December 27, 1999                                             (1,635)
                                                               ----------
Benefits paid to participants per Form 5500                    $3,510,465
                                                               ==========

4. Participant loans

Participants may be granted loans not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Participant loans bear interest at the prime rate of interest plus 1 percent determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years, and are recorded as participant loans in the accompanying financial statements.

5. Reportable transactions:

There were no reportable transactions for the Plan year ended December 27, 2000.

Party-in-interest transactions

Certain investments are managed by Putnam through the Putnam Fiduciary Trust Company. Putnam is a third party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. There are no sales commissions on the purchase or sale of Putnam mutual funds.

6. Employer securities:

Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of 10 percent of the fair market value of the Plan's assets.

Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25 percent of their ESOP account balance held in Company stock.

7

7. Administrative expenses:

The administrative expenses of the Plan are paid by the Company.

8. Divestiture of subsidiary:

In 1999, VSE Corporation divested CMstat Corporation (CMstat), a wholly owned subsidiary. An asset transfer of the participants' account balances to a new plan adopted by CMstat was completed in February 2000.

8

VSE Corporation Employee ESOP/401(k) Plan

Schedule of assets held for investment purposes
As of December 27, 2000

Identity of issue                  Asset description          Cost    Fair value
-----------------                  -----------------          ----    ----------
The George Putnam Fund of
  Boston                           Mutual Fund shares                 $ 2,154,265
The Putnam Fund for Growth
  and Income*                      Mutual Fund shares                   2,243,402
Putnam Global Growth
  Fund*                            Mutual Fund shares                   1,773,032
Putnam Voyager Fund*               Mutual Fund shares                   5,795,391
Putnam Diversified Income
  Trust*                           Mutual Fund shares                     543,425
Putnam American Government
  Income Fund*                     Mutual Fund shares                      37,694
Putnam Health Sciences Trust
  Fund*                            Mutual Fund shares                     399,895
Putnam Vista Fund*                 Mutual Fund shares                     870,680
Putnam Asset Allocation:
  Balanced Fund*                   Mutual Fund shares                     211,602
VSE Corporation Common
  Stock-ESOP* **                   Common Stock shares     $2,770,527   2,327,793
VSE Corporation Common
  Stock-401(k)*                    Common Stock shares                    602,910
                                                                      -----------
                                                                       17,044,259

Putnam Stable Value                Fixed income investment              3,101,741
Participant Loans (interest
  rates varied from 8.75% to
  10.50% during 2000)*             Participant loans                      327,966
Life insurance policies (at cash
  surrender value)                 Life insurance policies                  1,929
                                                                     ------------
Total assets held for
  investment purposes                                                 $20,475,895
                                                                      ===========

                        *    Represents a party-in-interest.
                        **   Represents nonparticipant-directed investments.

The accompanying notes are an integral part of this schedule.

9

                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ---------------
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Financial Officer